As filed with the Securities and Exchange Commission on February 12, 2009

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Amendment to Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

___________________________________________________________

In the Matter of

Rafferty Asset Management, LLC

Direxion Shares ETF Trust

File No. 812-13610

___________________________________________________________
Please send all communications to:

Francine J. Rosenberger, Esq.
Stacy L. Fuller, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006
Phone: (202) 778-9000
Fax: (202) 778-9100

In the Matter of Rafferty Asset Management, LLC Direxion Shares ETF Trust 33 Whitehall Street, 10th Floor New York, NY 10004 File No. 812-13610

Amendment to Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

TABLE OF CONTENTS

Page

I.	Summary of Application		2
II.	Background		4
	A.	Applicants	4
	B.	Applicants’ Proposal	5
III.	Request for Relief		10
IV.	Express Conditions to this Application		10
V.	Names and Addresses		10
VI.	Authorization and Signatures		13
Verification – Rafferty Asset Management LLC			15
Verification – Direxion Shares ETF Trust			16
Appendix A – Form of Proposed Notice			17

i

I.      Summary of Application

In this amendment dated February 12, 2009, to the application dated as of December 17, 2008 (“Application”), the undersigned Applicants (“Applicants”) respectfully apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Amended Order”). Direxion Shares ETF Trust (the “Trust”) currently operates pursuant to an order previously granted by the Securities and Exchange Commission (“Commission”) to the Applicants (collectively, “Prior Order”).1 The Amended Order would amend the Prior Order. All defined terms contained in the Prior Application are equally applicable to this Application unless expressly modified or altered herein.

The Prior Order permits, among other things:

•

the funds identified in the Prior Application (“Initial Funds”) to issue shares that would trade on a national securities exchange, such as NYSE Arca, Inc. (“Exchange”) at negotiated market prices rather than at net asset value (“NAV”);

•	such Initial Funds’ exchange-traded shares (“ETS”) to be redeemable in large aggregations only (“Creation Units”);
•

dealers to sell such Initial Funds’ ETS to purchasers in the secondary market unaccompanied by a statutory prospectus, when prospectus delivery is not required by the Securities Act of 1933, as amended (“Securities Act”); and

•	certain affiliated persons of the Initial Funds to buy securities from, and sell securities to the Initial Funds, in connection with the in-kind purchase and redemption of such Initial Funds’ ETS.[2]

Applicants seek to amend the Prior Order as described below. Applicants propose:

•

to amend the term “Financial Instruments” defined in the Prior Applications to now include short positions (“Short Positions”) in the component securities (“Component Securities”) comprising the relevant Underlying Indices, as defined below, for the Initial Funds (each as defined in the Prior Application, and collectively, the “Funds ”);

•

to expand the ability of each Fund designed to correspond to the return of its Underlying Index (each a “Conventional Fund”) to invest a minimum of only 80% of its total assets (exclusive of collateral held for purposes of securities lending) in the Component Securities;

•

to permit Leveraged Funds to seek a specified multiple of the performance of, and Inverse Funds to seek a specified multiple of the inverse performance of, an Underlying Index without being limited to multiples of up to 400%;

•	to amend the Prior Order to permit a Leveraged Fund to determine what percentage, if any, of its total assets to invest in the Component Securities.

All Funds will be offered pursuant to the same terms, provisions and conditions of the Prior Application and the Prior Order, as further amended or modified by this Application.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transactions are consistent with the policies of each Fund; and that the proposed transactions are consistent with the general purposes of the Act. Such relief is collectively referred to herein as “Relief.”

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.      Background

A.      Applicants

Direxion Shares ETF Trust was organized under the laws of Delaware as a statutory trust on April 23, 2008. The Trust is registered under the Act as an open-end management investment company and is authorized to offer an unlimited number of series.

The Trust currently offers and sells ETS of certain of the Initial Funds pursuant to a registration statement filed with the Commission on Form N-IA, as amended (“Registration Statement”). Applicants request that any order issued in respect of this Application apply equally to any Initial Fund or Future Fund that operates pursuant to the terms and conditions stated in this Application. Each Fund will be advised by Rafferty Asset Management, LLC (“Adviser”), or an entity controlled by or under common control with the Adviser. Applicants will not seek to register any Fund or list the ETS of any Fund without complying with all applicable listing rules of the primary listing Exchange.

The Adviser may enter into subadvisory agreements with additional investment advisers who may serve as subadviser to the Trust and any of its series. Any subadviser to the Trust or a Fund will be registered under the Investment Advisers Act of 1940 (“Advisers Act”).

B.      Applicants’ Proposal

As was stated in the Prior Application, Applicants expect each Conventional Fund to have an annual tracking error of less than 5% relative to its Underlying Index. Applicants expect each Leveraged Fund and Inverse Fund to have daily tracking error of less than 5% relative to the specified multiple, inverse, or inverse multiple (as applicable) of the performance of its relevant Underlying Index. The Prospectus and Statement of Additional Information (“SAI”) of each Fund disclose that, while close tracking of a Leveraged Fund or Inverse Fund to the multiple, the inverse; or the inverse multiple of its respective Underlying Index may be achieved on any single trading day, over time, the cumulative percentage increase or decrease in the NAV of such Leveraged Fund or Inverse Fund and the cumulative percentage increase or decrease in the multiple of the return of its Underlying Index may diverge significantly due to leverage and the compounding effect of losses and gains on the returns of the Leveraged Fund or Inverse Fund. The Prospectus and SAl of each such Fund provide numerous charts and graphs illustrating the same.

1.     Inclusion of Short Positions within the Definition of Financial Instruments.

As stated above, Applicants intend that the definition of Financial Instruments, which has been defined in the previous application to include futures contracts, options on securities, indices and futures contracts, equity caps, collars and floors, swap agreements, forward contracts, and reverse repurchase agreements, be expanded to include money market instruments and Short Positions in the Component Securities. At times, using Short Positions may be a more efficient and cost-effective investment technique than using other types of Financial Instruments. Applicants believe that expanding the definition of Financial Instruments will provide for more flexible portfolio management with respect to the Funds as they seek to achieve their investment objectives. Additionally, Applicants wish to clarify that

Conventional and Leveraged Funds intend to use Financial Instruments to gain exposure to both the equity securities and the fixed-income securities that are Component Securities.3

2.     Conventional Funds.

The Prior Application provided that each Conventional Fund would hold 95% to 100% of its total assets in the Component Securities. As stated above, Applicants now wish to amend the Prior Application to provide that each Conventional Fund will invest at least 80% of its total assets (exclusive of collateral held for purposes of securities lending) in the Component Securities and/or investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities. However, a Conventional Fund may at times invest up to 20% of its total assets (exclusive of collateral held for purposes of securities lending) in Financial Instruments and Money Market Instruments, which the Adviser believes will help the Conventional Fund track its index. Except as discussed below with respect to 130/30 Funds, as a general matter, the securities listed in the Deposit Securities and the Redemption Securities will correspond, pro rata, to the securities held by each Conventional Fund. Applicants believe that such relief would provide Conventional Funds with additional operational flexibility to pursue more efficient and cost-effective techniques in achieving their investment objectives.

3.     130/30 Funds.

 As stated above, the Applicants wish to expand the category of Conventional Funds to include 130/30 Funds. In general, “130/30” strategies refer to strategies that: (i) establish long positions in securities such that total long exposure amounts to approximately 130% of net assets; and (ii) simultaneously establish short positions in other securities such that total short exposure amounts to approximately 30% of net assets. Many mutual funds exist that employ an actively-managed 130/30 strategy. Their portfolio managers exercise discretion and select long positions and select short positions based upon their judgment and any constraints imposed on them.

The 130/30 Funds intend to employ a 130/30 approach but in contrast to actively managed 130/30 strategies, the 130/30 Funds will operate as indexed ETFs. The Adviser will not actively select positions for the 130/30 Funds. Instead, the 130/30 Funds will seek to produce the return of an Underlying Index that employs a 130/30 strategy. The 130/30 Funds will not take long positions in any securities that are not Component Securities. The Underlying Indices for the 130/30 Funds will employ a rules-based approach based on specified factors to determine the components and weighting of the components of the index, both long and short. As with other Underlying Indices, the Underlying Indices for 130/30 Funds will have a well developed, fully specified methodology, and be created and operated by a third-party, unaffiliated Underlying Index Provider.

With respect to a 130/30 Fund’s 130% of net assets long position, each such Fund plans to hold a combination of Component Securities and total return swap positions that correlate with the leveraged long (130%) piece of their respective Underlying Index. With respect to such Fund’s 30% of net assets short position, each 130/30 Fund expects to hold total return swap positions that correlate to the short (-30%) piece of their respective Underlying Index. Accordingly, both traditional index ETFs and the 130/30 Funds will operate in essentially the same fashion; they seek to hold portfolio positions intended to produce the return of their underlying index.

Comparable to Conventional Funds, each 130/30 Fund will hold at least 80% of its total assets (exclusive of collateral held for purposes of securities lending) in the Component Securities that are specified for the long positions in its Underlying Index. For example, and assuming that $1 represents 1% of a 130/30 Fund’s total assets, the Fund would take at least $80 (i.e., 80%) and invest it directly in Component Securities representing the long positions of its Underlying Index. The remaining $20 could be invested in such Component Securities, cash equivalents or other securities. The 130/30 Fund would then enter into financial instruments to replicate the remaining 50% long and 30% short positions as dictated by its Underlying Index. The liquid assets in the 130/30 Fund would collateralize those derivative positions consistent with the requirements of, and SEC staff positions regarding, Section 18(t) of the Act.

The creation and redemption process for the 130/30 Funds will be the same as for the existing Leveraged Funds in that ETS will generally be purchased and redeemed for a basket of in-kind securities and cash, or solely cash. The 130/30 Funds’ prospectus will disclose that a creation unit can be purchased with and redeemed for either: i) in-kind securities and cash; or ii) solely cash. The Adviser generally permits the Authorized Participant to choose whether to create or redeem an all cash creation or a combination of in-kind securities and cash. The Adviser may permit only one method, however, if in its sole discretion it believes that the alternative method of creation or redemption would be, or potentially would be, harmful to shareholders or the Fund (e.g., adverse tax consequences). There will be no Short Positions in the Deposit Basket or Redemption Securities for 130/30 Funds. Similar to existing Leveraged and Inverse ETFs, the IIV file and the holdings file publicly available on the Funds’ website will include Deposit Basket information as well as information relating to derivative positions such that the intraday value of a 130/30 Fund can accurately be calculated. The investment characteristics of the derivative positions used to achieve the 30%

short exposure and the remaining long exposure not held directly in Component Securities will be described in sufficient detail for market participants to understand the principal investment strategies of the 130/30 Funds and to permit informed trading of such Funds’ ETS.

4.     Leveraged Funds.

The Prior Application provided that each Leveraged Fund would hold 80% to 100% of its total assets in Component Securities. As stated above, Applicants now wish to amend the Prior Application to provide each Leveraged Fund with flexibility to determine what percentage, if any, of its total assets to be invested in the Component Securities. Each Leveraged Fund will hold Money Market Instruments and Financial Instruments in percentage levels consistent with the requirements of the Act, rules and regulations promulgated thereunder and Commission staff positions relating thereto. Applicants believe that this additional flexibility will be useful in managing each Leveraged Fund’s Portfolio assets because it will provide each such Fund with a broader range of potentially cost-effective measures for gaining the stated exposure to its Underlying Index.

As stated above, Applicants also seek to amend the Prior Order in order to permit Leveraged Funds to seek a specified multiple of the performance of, and Inverse Funds to seek a specified multiple of the inverse performance of, an underlying securities index without being limited to 400%. Applicants believe that such relief for Leveraged and Inverse Funds would, as compared to the relief afforded by the Prior Order, provide investors and financial professionals with greater opportunity to experience “leveraged” investment results, as well as an increased ability to manage their exposure to market risk on a low-cost basis.

5.     Conventional Foreign Funds.

Any Conventional Foreign Fund will invest as least 80% of its total assets in the Component Securities of its Underlying Index and Depositary Receipts representing such Component Securities. Applicants intend that such change will provide greater portfolio management flexibility with respect to Conventional Foreign Funds that intend to hold equity securities, if any. Each such Conventional Foreign Fund may be invested in Component Securities (whether listed on a foreign or U.S. exchange) and/or Depositary Receipts representing such Component Securities, as well as in Financial Instruments and Money Market Instruments. Applicants are not seeking relief from section 22(e) with respect to holdings of Conventional Foreign Funds of shares of foreign companies that are listed on U.S. exchanges and that are being held as Component Securities.

III.    Request for Relief

Applicants seek an order under Section 6(c) of the Act amending the Prior Order to grant an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act, as well as an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to permit the above-described changes in the operation of the Funds.

IV.    Express Conditions to this Application

Applicants agree that any amended order of the Commission granting the requested relief will be subject to the same conditions as those imposed by the Prior Order.

V.     Names and Addresses

The following are the names and addresses of the Applicants:

A.	Direxion Shares ETF Trust Rafferty Asset Management LLC 33 Whitehall Street New York, NY 10004

B.	Rafferty Asset Management LLC 33 Whitehall Street New York, NY 10004

All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

Endnotes
_____________________

1 Investment Company Act Release Nos. 28379 (September 12, 2008) (notice) and 28434 (October 6, 2008) (order). The application on which the Prior Order was issued is referred to as the “Prior Application.”

2 See, footnote 1, supra.
3 The discussion of Financial Instruments in the Prior Applications did not specifically refer to fixed income securities.
4 Investment Company Act Release Nos. 28379 (September 12, 2008) (notice) and 28434 (October 6, 2008) (order). The application on which the Prior Order was issued is referred to as the “Prior Application.”

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Daniel O’Neill is authorized to sign and file this document on behalf of the Trust pursuant to the general authority vested in him as President.

Direxion Shares ETF Trust

By:	/s/ Daniel D. O’Neill
	Name	Daniel D. O’Neill
	Title:	President

Dated:	2/10/09

VI.    Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Daniel O’Neill is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Managing Member.

Rafferty Asset Management LLC

By:	/s/ Daniel D. O’Neill
	Name	Daniel D. O’Neill
	Title:	President

Dated:	2/10/09

Verification

State of New York	)
	)	ss:
County of New York	)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, dated as of 2/10/09 for and on behalf of the Trust; that he is the President of such Trust; and that all actions taken by the trustees and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel D. O’Neill
Name:	Daniel D. O’Neill
Title:	President

Subscribed and sworn to before me, a notary public, this 10th day of February, 2009.

/s/ Kathleen A. Haley
Notary Public

My commission expires:

8/31/10

KATHLEEN A. HALEY

Notary Public, State of New York

No. 01HA4770251

Qualified in New York County

Commission Expires August 31, 2010

Verification – Rafferty Asset Management LLC

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of Rafferty Asset Management LLC, that he is Managing Member of Rafferty Asset Management LLC., and is authorized to sign the Application on its behalf, and that all actions by officers and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel O’Neill
Daniel O’Neill Managing Member

Subscribed and sworn to
before me, a Notary Public,
this 10th day of February, 2009

[Official Seal]

/s/ Kathleen A. Haley

My commission expires:	8/31/10

KATHLEEN A. HALEY

Notary Public, State of New York

No. 01HA4770251

Qualified in New York County

Commission Expires August 31, 2010

Verification – Direxion Shares ETF Trust

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of Direxion Shares ETF Trust, that he is President of Direxion Shares ETF Trust, and is authorized to sign the Application on its behalf, and that all actions by shareholders, trustees and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel O’Neill
Daniel O’Neill President

Subscribed and sworn to
before me, a Notary Public,
this 10th day of February, 2009

[Official Seal]

/s/ Kathleen A. Haley

My commission expires:	8/31/10

KATHLEEN A. HALEY

Notary Public, State of New York

No. 01HA4770251

Qualified in New York County

Commission Expires August 31, 2010

Appendix A – Form of Proposed Notice

Agency: Securities and Exchange Commission (“Commission).

Action: Notice of application to amend a prior order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

Summary of Application: Applicants order (“Order”) to amend a prior order that permits, among other things, (a) an open-end management investment company, the portfolio of which (a “Fund”) consists of financial instruments, money market instruments and certain of the component securities of the securities indices to which each Fund’s performance corresponds (“Underlying Indices”), to issue shares with limited redeemability; (b) secondary market transactions in the shares of the investment company at negotiated prices; and (c) affiliated persons of the investment company to deposit securities into, and receive securities from, the investment company in connection with the purchase and redemption of aggregations of investment company shares (“Prior Order”).4 Applicants seek to amend the Prior Order to (a) allow the Funds to invest in short positions in the component securities comprising the relevant Underlying Indices (the “Component Securities”); (b) expand the ability of each Fund designed to correspond to the return of its Underlying Index (“Conventional Fund”) to invest at least 80% of its total assets (exclusive of collateral held for purposes of securities lending) in Component Securities; and (c) allow each Fund designed to return a multiple of its Underlying Index (“Leveraged Fund”) to determine what percentage, if any, of its total assets it will invest in the Component Securities.

Applicants: Direxion Shares ETF Trust (“Trust”) and Rafferty Asset Management LLC (“Adviser”).

Filing Dates: The application was filed on February 12, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission’s Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on ________, 2009 and should be accompanied by proof of service on applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer’s interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission’s Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicants, 33 Whitehall Street, New York, New York 10004.

For Further Information Contact: [ ] at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission’s Public Reference Branch, 100 F Street, N.E., Washington, D.C. 20549-0102 (tel. 202-551-5850).

Applicants’ Representations:

1.     The Trust, a Delaware statutory trust registered under the Act as an open-end management investment company, is organized as a series fund consisting of multiple series (“Initial Funds”). The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”). The Adviser serves as investment advisor to the Initial Funds and the Adviser, or an entity controlled by or under common control with the Adviser, will serve as investment adviser to the Future Funds. The Adviser may enter into subadvisory agreements with additional investment advisers who may serve as subadvisers to any or all Funds. Any subadviser to a Fund will be registered under the Advisers Act. The distributor is registered as a broker-dealer under the Securities Exchange Act of 1934 and acts as the distributor and principal underwriter for each Initial Fund’s shares and may perform such services for any Future Funds.

2.     The Trust is currently permitted to offer the Initial Funds in reliance on the Prior Order. Applicants seek to amend the Prior Order to permit the Trust to operate these and Future Funds.

3.     Applicants will operate all Funds in a manner substantially identical to the operation of the Initial Funds in the Prior Order, except as specifically noted by applicants in the application. All Funds will comply with all of the terms, provisions and conditions of the Prior Order, as amended by the Order. Applicants believe that the requested relief continues to meet the necessary exemptive standards.

4.     Under the Prior Order, applicants stated that each Conventional Fund and each Leveraged Fund would hold 85% to 100% of its total assets in the Component Securities. Applicants seek to amend the Prior Order to provide that each Conventional Fund will invest at least 80% of its total assets (exclusive of collateral held for purposes of securities lending) in the Component Securities and/or investments that in combination have economic characteristics that are substantially identical to the economic characteristics of the Component Securities, and that each Leveraged Fund will determine what percentage, if any, of its total assets it will invest in the Component Securities.

5.     Applicants seek to amend the Prior Order so that the term “Financial Instruments” which, under the Prior Order, did not include short positions (“Short Positions”), be expanded to include Short Positions in the Component Securities.

Applicants’ Conditions:

Applicants agree that any amended order of the Commission granting the requested relief will be subject to the same conditions as those imposed by the Prior Order.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.